

The cryptocurrency exchange of the future

Hackers have stolen almost $10 billion in Bitcoin in the last few years, and centralized exchanges are to blame. By holding your tokens in a single vault during each transaction, they create a single point of failure, a weakness hackers can easily exploit. The market wants a secure way to trade. At Altcoin.io, we're building a decentralized exchange that puts safety first: you stay in control of your coins the entire time. Already, 110,000+ traders have pre-registered since September 2017.

 **Sulejman Sarajlija**
CTO and Co-Founder
Enthusiastic about blockchain and cryptocurrency. B.S. Software Computer Engineering.

Follow (455)

tech   software   bitcoin   blockchain
cryptocurrency



Plasma DEX - Altcoin.io

Ethereum network

Why you may want to invest

1. 110,000+ pre-registered users.
2. Founder named 30 Under 30. Grew previous company to 100+ employees.
3. Centralized and less secure competitor Coinbase earned $1 billion last year.
4. Founder's two previous companies acquired.
5. First DEX to implement a Plasma-like sidechain solution.
6. Featured on Bitcoin.com, Coindesk, CoinTelegraph, Cryptovest, and more.
7. Accomplished and open-sourced world's first Ethereum and Bitcoin atomic swap.

Our Ambition

We believe decentralized exchanges are the future of cryptocurrency and centralized exchanges will soon become obsolete. Our mission is to build an exchange that supports instant, low-fee trades of virtually any token, all secured by the blockchain, that is easy to use for novice and experienced traders alike. With thousands of different altcoins on our network, high liquidity, and an excellent user experience, we hope to become the preferred platform for all traders concerned with security.

Introducing_our_Plasma_DEX_v1.pdf

Liquidity-Network_-_Document.pdf

https://altcoin.io

San Diego, CA, CA

Why I Like Altcoin.io

> *Altcoin.io is working hard to make the first ever decentralized exchange for traders, by traders. While many DEXs have bulky, complicated interfaces, Altcoin.io is building both a simple interface to quickly exchange crypto, as well as an in-depth, customizable exchange. The team was made famous back in October for successfully completing the first ever BTC-ETH atomic swap – a complicated feat because these two coins run on completely different blockchains.*

Dylan Dedi
COINTELEGRAPH

THE BUZZ ABOUT ALTCOIN.IO

> *Altcoin.io's wallet gives a cryptographic code confirming both parties have sent the coins, alongside a code declaring the settlement was complete, much like a receipt.*

Jamie Redman
Bitcoin.com

> *We're pretty excited to see what Altcoin.io has in store for the new year. It looks like they're doing their best to provide an easier, more secure, and more accessible way to trade altcoins.*

Colin Harper
The Merkle

> *Altcoin.Io is driven by a team of seasoned vets: Traders with experience, skilled engineers and well-known mentors from the entrepreneur scene.*

SmartOptions

> *Centralized exchanges are well on their way out. The only reason we find ourselves even using them is because we have grown up in a centralized world: we are used to having someone else control our money, and, we forget that this means we can lose it as well.*

Dylan Dedi
Cryptoinsider

> *It was a pleasure investing in Andrew's previous company. Andrew is a scrappy entrepreneur with a great vision for product. Most importantly, the returns were great. As an angel investor you often see your money go to zero, every so often you need a deal like Bizness Apps to balance out the portfolio.*

 **Christian Friedland**
Founder of Bold.com, Inc.

> *At Bizness Apps, Andrew always put in 110% effort and the fantastic return on this investment reflects that dedication. I was immediately blown away when I first saw Bizness Apps and felt it was ahead of its time at the start; a testament to Andrew's talent for identifying up and coming opportunities.*

 **Robert Strazzarino**
Founder, Managing Director of College Scheduler, Angel Investor

 **Do The Atomic Swap; Instant Transfer Between Two Different Cryptocurrencies - The CryptoStache**
The cryptoworld moves at a fast pace indeed! I am writing this just after Bitcoin has seen a new ATH (All Time High) of $5840 per coin, but there is much bigger news out there including recent developments with Atomic Swapping. What the hell is an
April 6, 2018 @ cryptostache.com

 **How and Where To Buy Cryptocurrency? Overview**
This article does not contain investment advice or recommendations. Every investment and trading move involves risk, you should conduct your own research when making a decision. Despite the recent news about banks closing their doors on
March 6, 2018 @ cointelegraph.com

[Altcoin.io - Review] - Decentralized Exchange with Atomic Swap



Wallets

Review about the upcoming decentralized exchange ALTCOIN.IO, featuring atomic swaps, anonymous trading accounts, top-notch security and much more to come.
January 14, 2018 @ smartoptions.io

Atomic Action: Will 2018 Be the Year of the Cross-Blockchain Swap? - CoinDesk

What if there were no exchanges to hack? As a new generation of crypto users begin to invest in the technology, developers are growing concerned about its infrastructure. They've seen this happen before - new users enter the space attracted
January 8, 2018 @ coindesk.com

Review of Altcoin.io: Launching early in 2018, pre-registration available now.

Image: The Altcoin.io Wallet. Altcoin.io is a very promising decentralized exchange project with no ICO or VC funding backing it. The list of people involved can be found right on their homepage and includes some familiar names and handles - Coinrun.
January 7, 2018 @ altcointrading.net

Altcoin.io Introduced The Alpha Version Of Atomic Swap Wallet | Bit.news

Developers of the decentralized cryptocurrency platform Altcoin Exchange presented an alpha version of Atomic Swap Wallet. The video attached to the tweet briefly describes the process of performing atomic transactions (swaps) between
November 18, 2017 @ en.bit.news

Altcoin.io Exchange Launches GUI Atomic Swap Alpha Wallet - Bitcoin News

This week the platform Altcoin.io Exchange has announced the alpha release of its atomic swap wallet with a working GUI available for public testing. The company's founder, Andrew Gazdecki, believes the technology has the potential to disrupt every
November 17, 2017 @ news.bitcoin.com

Atomic swaps, decentralized exchanges, and a look into Altcoin.io - Crypto Insider - Bitcoin News

On October 11 th, 2017, Altcoin.io (formerly known as the Altcoin Exchange) successfully traded .12345 Bitcoin for .12345 Ethereum using an atomic swap from their wallet. Although there have been a few successful atomic swaps in the past, they
November 3, 2017 @ cryptoinsider.21mil.com

Bitcoin-Ethereum Atomic Swap Code Now Open Source - CoinDesk

A team of cryptocurrency startup developers is open-sourcing technology that enables trustless trading between the bitcoin and ethereum blockchains. Now available on GitHub, the code has already been used to execute what startup Altcoin
October 11, 2017 @ coindesk.com

Altcoin Exchange Breaks Ground on Atomic Swap Between Bitcoin and Ethereum - Cryptovest

A team of developers from Altcoin Exchange have conducted a successful atomic swap between Bitcoin and Ethereum. 0.12345 ETH was transferred for 0.12345 BTC. A team of developers from Altcoin Exchange have conducted a successful atomic swap
October 10, 2017 @ cryptovest.com

Altcoin Exchange Claims to Have Performed an Ethereum-Bitcoin Atomic Swap

Atomic swaps have become pretty popular over the past few weeks. The Litecoin and Decred developers made major progress in this regard, and it seems Altcoin Exchange is on the right track as well. According to the latter's Twitter account, an
October 10, 2017 @ themerkle.com

Altcoin Exchange Performs First Atomic Swap Between Bitcoin and Ethereum - Bitcoin News

On October 7, 2017, the decentralized cryptocurrency trading platform Altcoin Exchange announced the team performed the first atomic swap between the Ethereum and Bitcoin blockchains. The exchange says this is the startup's first step
October 8, 2017 @ news.bitcoin.com

Centralized exchanges put your digital tokens at risk

$9,800,000,000 worth of Bitcoin has been stolen by hackers.

Most cryptocurrency exchanges are centralized, storing billions of dollars worth of tokens in a single repository. By taking custodial control of your tokens, they create a virtual honeypot for hackers: all they need do is exploit a single weakness to access the funds of every trader doing business on that platform. Since June 2011, hackers have infiltrated about 30 exchanges, stealing billions of dollars in digital currency.

Some of the major Bitcoin heists in the last 5 years:

Month / Year	Exchange	Number of Bitcoin Lost
Apr '17	Yapizon	3,816

Aug '16	Bitfinex	119,756
Jan '15	Bitstamp	<19,000
Feb '14	Mt. Gox	650,000
March '12	Bitcoinica	43,554

Sources: Reuters, Professor Tyler Moore at the University of Tulsa, CryptoCompare, and various websites.

All the major cryptocurrency exchanges you've heard of, like Coinbase, Binance, Poloniex, and Bittrex, are all centralized.

Some Popular Centralized Cryptocurrency Exchanges



- Centralized	- Only Ethereum and Bitcoin on exchange	- Centralized
- Offers only 5 tokens	- Only available in five US states	- History of unvetted tokens on the platform
- Poor customer service	- Potential long withdrawal waiting times	- High trading fees (0.25%)
- High trading fees (~1.49-3.99%)	- Does not support virtual wallets	- Long verification process
- Accused of inside trading (lawsuit)		- Slow customer service response times

Altcoin.io: a decentralized exchange for decentralized currencies

We're decentralized because trades are made peer-to-peer: we never hold your tokens so there's no single honeypot for hackers to break into. For crypto trading to truly flourish, we need an exchange that is safe, fast, easy to use, and highly liquid.

Our Purpose, Mission, and Values



Decentralized exchange
Our mission is to create a decentralized altcoin exchange built by traders for traders.

Secure against theft
Decentralized means you cannot lose your tokens through hardware failure, lost credentials, or other negligence

Intuitive user experience
Our users can trade faster and without worrying if they're exposing themselves to risk.

24/7 customer support
Our customer support team will be available 24/7 to ensure all of our traders get the help they need.





100% token control



Trade securely and stay in complete control of your funds without sacrificing trading speed.

Introducing a sidechain for Ethereum trades

We're developing a Plasma sidechain for tokens on the Ethereum network which locks token value and provides users with proof of locked value before making tokens available to trade. It's a secure way to trade off-chain and then put everything back on-chain once the swap is done. It's a little complex, so if you're curious, you can learn more here.

Our future: a highly liquid exchange

The decentralized exchange that wins will have the largest amount of digital assets. Having lots of digital assets means a highly liquid market where users can trade quickly.

To do this, we plan to white-label and license our secure trading engine to non-technical businesses that want to launch their own exchanges. They can customize the interface to cater to different traders' needs. In this strategy, everyone wins – we all share liquidity, making Altcoin.io's engine the strongest decentralized exchange on the market.



altcoin.io
Shared Liquidity Pool
Shared Profits
Customizable Interfaces
Secure Order Matching Trading Engine

The future: white label our exchange and share liquidity

Our Progress So Far



August 2017
Altcoin.io Founded
October 2017
Completed first ever Ethereum and Bitcoin Atomic Swap
November 2017
Released first ever Alpha Atomic Swap Wallet
January 2018
Released Beta Atomic Swap Wallet with multiple tokens to trade
March 2018
Updated Atomic Swap Wallet with order matching and more
April 2018
Pivoted to a sidechain/Plasma trading model
July 2018
Launched V1 testnet Plasma DEX
Q4 2018
Mainnet launch of first ever sidechain/Plasma DEX

Meet Our CEO & Founder, One of Inc. Magazine's 30 Under 30



Our founder, Andrew Gazdecki, sold his first technology company at 19. Two years later, he founded Bizness Apps, an app maker for small business. Bizness Apps was placed on Inc. 500's list of Fastest Growing Companies twice: at #58 in 2014 and then #91 in 2015. Last year, he was named to Inc. Magazine's 30 Under 30 list. Bizness Apps was acquired in May 2018 by Think3.

He started trading altcoins last year. He made some good trades and some bad, but really loved how much energy was in the community. He appreciated how people were willing to share and discuss how fast altcoin technology was emerging.

Ultimately, he discovered the vulnerabilities in centralized exchanges, so he and the rest of the Altcoin.io team set out to build something better.

Let's Build a Decentralized Exchange Together – by Traders, for Traders

Dear Investors,

Since June 2011, hackers have stolen billions of dollars worth of digital currency from around 30 different exchanges. Many of these exchanges hide in the shadows, lacking fundamental business practices like customer service, and do little other than help people exchange altcoins. So when things go wrong, there's nothing you can do.

Centralized exchanges are the weakest link in the cryptocurrency community and a chain is only as strong as its weakest link. If we believe in the power of decentralization, why are we forced to use centralized trading exchanges that are vulnerable to hacks?

Mt. Gox lost 744,408 BTC in early 2014, Bitcoinica lost 19,000 BTC in 2015, Bitfinex lost 119,756 BTC in 2016, and Bithumb was compromised last year with suspected losses of over $1,000,000 USD.

These hacks will likely continue as cryptocurrencies continue to rise in value. Strict regulations can also put centralized exchanges at risk of closure — even without warning.

We believe cryptocurrency to be the most radical shift in transferring assets in history. I founded Altcoin.io to provide the most trusted altcoin exchange platform in the world. And the answer to this is creating a decentralized exchange that is not only easy to use but safeguards your tokens.

Our decentralized exchange has no single point of failure, no hackable, central repository, and it's entirely trustless. We can all agree that altcoins are going to see explosive growth over the upcoming years. For that to continue, we need a decentralized exchange to give traders a safe, easy way to transfer their tokens.

Our goal is to build this platform together, as a community, that caters to every trader — new and experienced — to help increase this industry's overall market cap. We're currently at a ~$150B market cap now for altcoins — what's stopping this from going to $1T? I believe this market is just getting started and by building a decentralized platform that puts you in control of your tokens, we can make a positive impact in this market, regardless of whether you use Altcoin.io or not

A rising tide lifts all boats, and we want to bring altcoin trading to the masses in time. But to start we're building something for the community, with the community, through open feedback loops for product improvements, and a secure platform everyone can trust. Long story short, we want traders to feel safe while trading cryptocurrencies, and we want to build this exchange with the cryptocurrency community — together.

Sincerely,

Andrew Gazdecki

Andrew Gazdecki
Founder, Altcoin.io

Traction

110,000+ traders have pre-registered.



125K

110,000+ Pre-Registered Traders

100K

75K

50K

25K

0

Sep '17   Oct '17   Nov '17   Dec '17   Jan '18   Feb '18   Mar '18   Apr '18

■ Pre-registered traders for Altcoin.io

The cryptocurrency market is exploding – the market capitalization grew from ~$20 billion to $800 billion in 2018 at it's peak – but we think the market has room to grow as more people start trading altcoins.

$1 billion	110,000+	$270 billion
Coinbase's 2017 revenue	Pre-registered users on Altcoin.io	Market capitalization of cryptocurrency in April 2018

Meet the Founders





Andrew Gazdecki
CEO and Co-Founder
2014—Inc. 500 #58 Fastest Growing Company 2015 —Inc. 500 #91 Fastest Growing Company 2017— Inc. Magazine's 30 Under 30

Sulejman Sarajlija
CTO and Co-Founder
Enthusiastic about blockchain and cryptocurrency. B.S. Software Computer Engineering.

AND THE REST OF THE TEAM









Djenad Razic   Anto Braikovicis   Azra Mahmutovic   Nick Cote



























Senior Software Engineer

With experience developing trading platforms and exchanges. System, Web, Backend, UI.

System Administrator

Has worked on deploying server architecture for scale, network security, and reliability.

Frontend React Developer

Has worked on many projects with a eye for great UX/UI.

Advisor

Industry expert trading BTC/Altcoins and consulting full-time since 2013. COO Redacted Capital.

Josh Olszewicz

Advisor

Self-taught, full-time trader with BTC since 2013, primarily focusing on technical analysis.

Nate Freire

Advisor

Full-time trader since 2013. Specializes in Cryptocurrencies, Forex and Equity trading.

Alan Ezeir

Advisor

Serial entrepreneur, mentor, and investor with several tech exits. Founder CryptoPortfolio.

Crypto Bull

Advisor

CryptoBull has been trading bitcoin and altcoins for 4 yrs. Buying low is easy - holding is hard.

Fabian Vogelsteller

Advisor

Founder of Lukso. Author/developer of Ethereum's Mist browser and Ethereum Wallet.

Raised $1,002,739 From 1057+ Investors

$100,000	$50,000	$852,739
October 2017 LOAN	January 2018 LOAN	September 2018

Thiago Lima

Experience Designer

Ricardo Konlack Dzome

I am a Student that love investing in Startup and ICO, I have allready invest in some promissing project like Brick(www.etsbrick.net), Iconomi.net, Civic.com, Aeternity.com, Wanchain, oxproject.com,

Peter Serrao

Innovative Invester

Benjamin Baller

Trader, political junkie, Lego aficionado

Jack Blaisdell

Owner of Vapolocity, De-Ja Juice, IDEAL Elixirs, Stronghold Vapery, and Wingers in El Paso, TX

Brian Jackson

25 years in some aspect of the mortgage industry including 15 years as a Sr Mortgage Underwriter.

MORE INVESTORS

Interview

Wefunder interviewed Andrew Gazdecki on June 4, 2018.

- COLLAPSE ALL

WF: What is Altcoin.io?

GAZDECKI: Altcoin.io is a platform for trading cryptocurrency peer-to-peer, without ever losing control of your tokens. If our service were to go down or be hacked, users' tokens are never in harm's way. All we do is connect one individual to another. We never assume the custodial risk of holding users' tokens, nor do we have any control over them.

Our mission is to bring the entire cryptocurrency community together to create a transparent, trustworthy, and honest market. We believe that will help take the cryptocurrency industry from where it is today, which is around a $250-$300 billion market cap, up to a multi-trillion dollar market cap.

We look at CoinBase, an exchange that made $1 billion in revenue in 2017 by making it really easy to buy Bitcoin and a few other digital assets, including Ethereum and Litecoin. What CoinBase did for Bitcoin, we want to do for altcoins. We want to help people trade securely, easily, and peer-to-peer, without ever giving your tokens to a third party.

WF: What makes Altcoin different from other cryptocurrency exchanges?

GAZDECKI: A lot of cryptocurrency exchanges are centralized, which makes them vulnerable to hacks. Since June 2011, we've seen about 30 exchanges,resulting in the loss of billions of dollars in tokens.

As Bitcoin's value continues to rise, we're likely to see more of these hacks. These exchanges store digital assets in a centralized reserve, typically known as a "honeypot", which is a single point of failure hackers love to exploit.

We're building a decentralized exchange (DEX) that's both easy to use *and* removes the single point of failure exposing traders to theft. With centralized exchanges, users' coins pass through a third party, similar to an escrow account, and this is why hackers target centralized exchanges. All of our trades are peer-to-peer.

WF: What makes Altcoin different from other decentralized cryptocurrency exchanges?

GAZDECKI: We've seen countless new decentralized exchanges popping up over the last few months, and this is a great thing. Finally the market is waking up to the failure of centralized exchanges.

But despite losing their users billions of dollars in hacked funds, centralized exchanges still dominate the market. To compete and really change this market for the better, DEXs must have the following characteristics:

- Instant trustless trading
- A great user experience
- Blockchain interoperability
- Liquidity

We originally pursued atomic swaps and smart contracts to address both trustless trading and blockchain interoperability. While we've had some success, atomic swaps fail to provide a great user experience for two reasons:

- Transactions can take minutes to be confirmed on their blockchains.
- Users have to pay high blockchain transaction fees.

This constrains trading volume, liquidity, and creates a frustrating trading experience. The community wants security, but not at the expense of transaction speed. So now we're focusing on building an instant and trustless trading model with an amazing user experience using a plasma-like sidechain approach.

WF: How are users' tokens stored?

GAZDECKI: At Altcoin.io, smart contracts are helping us build a decentralized exchange that provides trustless trading for the cryptocurrency community. Smart contracts are a way to safely trade cryptocurrency without involving a third party. And if either trader doesn't meet the terms of the sale, then the transaction is cancelled, keeping everybody's assets safe. By harnessing technology within smart contracts, we're enabling on-chain peer-to-peer trades without any middlemen. Crucially, using smart contracts means you don't have to give us anything. Your private keys to access your tokens stay private, known only to you.

This is different to CoinBase. When users use dollars to purchase Bitcoin from CoinBase, the digital assets are stored within their centralized web-based wallet, not on the blockchain — so if they get hacked, users could lose their Bitcoin or any other digital assets stored. But since we store everything on a blockchain and don't have access to anyone's private keys, users have full control.

WF: How does the Altcoin.io Plasma-like side-chain work? ^

GAZDECKI: Plasma was introduced by Vitalik Buterin (Ethereum) and Joseph Poon (Lightning Network) in their white paper, Plasma: Scalable Autonomous Smart Contracts.

In its most simplified form, Plasma is a design philosophy for off-chain applications. Plasma's goal is to scale Ethereum to transact billions of actions per second (instead of just 10-15) by building a blockchain within a blockchain, and removing the need for every node on the network to verify all transactions as they occur.

To get technical, by splitting a blockchain by transaction type (DEX, dApp, social network, and so on), you can increase the transactional capacity in proportion with the number of divisions. For example, you could create a sub-chain on Ethereum for a DEX, operating independently on a Proof-of-Stake consensus mechanism, that effectively doubles transactional capacity. Three chains would triple it, four quadruples it, and so on, ad infinitum (in theory).

The state of each sub-chain is enforced by its "parent" or "root" chain, but it doesn't need to do anything unless there's proof of fraud, which is another reason why Plasma can support so many transactions. To withdraw funds, traders wait a predetermined period of time to ensure other nodes can challenge any fraudulent activity. In the case of proven fraudulent behavior, Plasma will trigger a "mass-exit", which allows users to withdraw their funds from smart contracts (after proving ownership from the last legitimate block in the chain) while the fraudulent block is reversed.

There's theoretically no limit to the number of sub-chains, so Plasma solves the scalability problem while still providing a secure, decentralized trading environment. We explain all this in detail on our blog.

WF: How are you ensuring trades will be trustless and secure? ^

GAZDECKI: When trading through Altcoin.io, you're effectively trading on a sidechain that reports to a smart contract on Ethereum. The smart contract is there to ensure everyone in the sidechain, including us, plays by the rules. Trading will be trustless, near instant, and our DEX will have an in-built mass-exit function to ensure you won't lose your funds if verifiers spot fraudulent activity..

Again, to get technical: We've partnered with Tendermint, a consensus technology that'll operate a Proof-of-Stake (PoS) mechanism for nodes in our DEX. Each node will sign transactions and commit them to blocks. Currently, Tendermint can handle up to 10,000 transactions per second, and as we only commit transactions for our DEX, we've massively improved transactional capacity without sacrificing security.

WF: Why haven't other exchanges decentralized? ^

GAZDECKI: I believe the main reason is because it's really difficult to build a decentralized exchange with the same transaction speed as a centralized one. Unlike a decentralized exchange, a centralized exchange controls users' funds, so when you buy ZRX, ETH, GNT, or any other cryptocurrency assets, those trades execute much faster. But at the same time, users are compromising their security — exposing themselves to hacks and server downtime. .

It's only in the last year or so that we've been able to build a decentralized exchange that's both easy to use and gives users full control over their tokens, but still has the advanced trading options and high liquidity of a centralized exchange.

WF: How will you decide which currencies to include and which to exclude? ^

GAZDECKI: We haven't standardized that yet,but we only want to include credible projects. There are a lot of tokens on the market with low market potential, and frankly, a lot of them are bad investments. All the projects we list on our exchange will have undergone a due diligence process — understanding what value a token has, how strong its development team is, and what it will likely be used for.

We want to allow users to trade anything, including niche coins that aren't available on other exchanges. But we're not going to let every coin on the planet in just because we can. We'll focus on offering quality tokens only.

Our customer protection is broader than that, too. There are a lot of shady actors in the crypto space, and we want to protect you against things like bots and pump-and-dump activity, which you see consistently on some of the larger exchanges. We're going to actively block any sort of activity that doesn't leave a fair playing field for other traders.

WF: How does the wallet interaction work? ^

GAZDECKI: Each wallet we create comes with a unique key. Users lock their funds

GAZDECKI: Each wallet we create comes with a unique key. Users lock their funds in a smart contract and then put the wallet on a blockchain where only they have access to it. Each wallet has a two-tier security system. The first tier is a memoranic pass phrase of 12 words which users write down and store. We never have those words. This method is very secure, but if users lose those 12 words, they can never get their tokens back. The second tier encrypts wallets with secure passwords. So, to break in, hackers would need to get users' private keys on the blockchain plus be able to hack a smart contract that holds the funds. And that's assuming a hacker would go to the trouble of attacking a single account — remember, there's no honeypot in our decentralized exchange.

Before taking our exchange live, we'll be conducting private third-party security audits which will go beyond our smart contracts. We'll release a detailed report when finished. It's an important test to make sure our wallets and exchange are as secure as possible.

WF: Cryptocurrency can be complicated. How do you plan to attract customers, especially newcomers to the market? ^

GAZDECKI: Last year, we saw an explosion in digital assets. We saw the total market cap rise from under ~$10 billion to, at its peak, ~$800 billion. A lot of people are angling to get into this market, and not just with Bitcoin. Existing exchanges make it difficult to get into the market. We, on the other hand, want to be a transparent company and offer a high level of user experience and support.

We see a lot of opaque exchanges in this industry. Many refuse to share information about their daily trading volume or the assets they have on hand. Even with a reputable service like Coinbase issues can arise — they rely on centralized services, so when Bitcoin Cash reached its peak price and started to fall, they froze withdrawals and deposits. Because there are no regulations, exchanges make their own rules. We want to build an exchange by traders, for traders, based on their feedback, which gives them true autonomy and security.

Also, many other exchanges lack a user experience that builds trust and understanding at every step. For more experienced traders, using exchanges like Bittrex, Poloniex, or Binance can seem relatively easy, but for those just entering the market, they're pretty daunting. We see a huge opportunity to introduce an exchange that, one, is trustworthy; two, is secure and never takes custody of your tokens; and three, gives an easy and enjoyable user experience with a support team available to help you along the way.

We believe we can attract not only experienced traders, but also traders who are just entering the market and want to diversify their cryptocurrency portfolio beyond Bitcoin.

WF: How do you make money? ^

GAZDECKI: We add a small fee to every peer-to-peer transaction we process.

WF: Who's your competition? ^

GAZDECKI: First, there's 0x which is essentially a re-layer, a protocol that allows us to share among one another. I mention this project first as they're focused on solving liquidity and sharing it among decentralized exchanges as are we.

We plan to do something similar with the Altcoin SDK but it will be more focused on less-technical groups looking to build a decentralized exchange. We're building a secure way for anyone to become a re-layer between buyers and sellers.

Then there are a lot of other decentralized exchanges coming to market including KyberNetwork, Airswap, Bisq, IDEX, RadarRelay, and many more. However, the trading volume on these exchanges is very low compared to centralized exchanges due to liquidity issues.

WF: How do you plan to solve the fragmented liquidity issue amongst decentralized exchanges? ^

GAZDECKI: Fragmented liquidity is a problem facing all DEXs, so it makes sense for us to work together.

The next version of our DEX will allow us to share our secure trading engine while you customize the exterior however you'd like. You can add extra features, change the UX/UI, mold the exchange to your brand, and tailor everything to your existing traders.

WF: What are you worried about? ^

GAZDECKI: There's so much innovation happening so quickly in the blockchain space we sometimes wonder if what we're building today will be relevant a year from now. For this reason, we're working with other projects to leverage their technology so we can be nimble and improve our exchange as times moves on, but again, the space is moving very fast.

Another thing I worry about is certain projects failing. It's unrealistic to think that every company or project that has conducted an ICO will successfully deliver what they promised the market. As we see projects fail, the market could dip, and then we could start to realize a lot of these new tokens are bad investments.

WF: What happens if the SEC decides none of these coins pass the Howie test and they all have to be treated as securities? ˄

GAZDECKI: Some tokens are 100% utility tokens. That means they're required to use a certain product or service. The chance of those ever being deemed securities is, I think, fairly low.

But as an exchange, we want to comply with government regulations first and foremost. Our goal is to make cryptocurrency trading more secure, so it would be irresponsible of us to assume the U.S. government won't issue laws around this. We'll be staying ahead of the curve in terms of legal requirements and how they affect exchanging digital assets. After all, even if we make the exchange extremely secure and give users full control of their tokens, if the government were to step in and say we're not complying with regulations, that would mean we had failed in our security goal. Whatever regulations come, we have a legal team to help us understand what they mean so we're compliant at all times.

WF: Why are you choosing to raise funding through an equity investment instead of an ICO? ˄

GAZDECKI: We want to show our investors the largest return on investment possible and keep the valuation of our project fair. A lot of projects are currently valued over $1 billion and don't have a working product at all. By raising through Wefunder, we're still able to involve those in the crypto community who're looking to invest and support our project, but also leave options open for our project to be acquired by a larger centralized exchange, another cryptocurrency project, Bitcoin wallet, and more. We would love to help secure exchanges that are putting traders funds at risk, or help them provide their users access to thousands of cryptocurrencies without any of the custodial risk that comes with it.

Also, we don't think our exchange needs a utility token to function. So why create one just to raise millions in funding that we don't need? As a company, we'd like to raise only the amount we need to achieve our goals. As a result, we are driving focus, accountability, and discipline into our team culture to focus on what really matters — development and innovation — without worrying what the price of our token is each day.

WF: How are you planning to spend funds raised? ˄

GAZDECKI: If you invest in Altcoin.io, we'll spend your funds cautiously. At my previous company, we bootstrapped the business to millions in yearly revenue and eventually exited successfully to a private equity firm. I am a big believer in building strong, distributed teams to save costs and increase team performance.

40% to expand our engineering and UX team
10% to perform 3rd partner security audits
10% on additional legal advisement
20% to build a world-class customer support team
10% to build out an operations team
10% to build our marketing department

WF: Who's on your team? ˄

GAZDECKI: I'm Andrew Gazdecki, the CEO and founder of Altcoin.io I was also the founder of Bizness Apps, which was number #91 on Inc. Magazine's list of the 500 fastest-growing companies in 2015. I'm based out of San Diego.

Sule, or Sulejman Sarajlija, is our CTO and lead developer. He specializes in back-end development and blockchain technologies. Day to day, he leads Djenad, Anto, and Azra, who are our engineering team based in Bosnia.

Finally, we have five advisors, four of whom are active cryptocurrency traders. That helps support our goal of creating an exchange built by traders, for traders.

WF: So, to our understanding upon launch you will not be 100% decentralized, correct? And what is the reasoning behind this? ˄

GAZDECKI: Overtime we'll likely work to become 100% decentralized as our community grows but upon launch, we want to deliver the best experience possible and to do that we need to have some centralized items to compete with other exchanges.

The reality today is that decentralized trading is confusing and we want to be there to help. There's also a lot of grey area with the SEC etc. and to attract institutional/professional traders we feel having the correct regulations in place is appropriate for now.

But long answer short, no we will not be 100% decentralized to start, but we will never have control of your tokens & you can expect a strategic approach to solving the liquidity problem which makes us confident in our initial launch strategy. Making cryptocurrency trading more secure is our main priority.

WF: Anything else you'd like to mention about Altcoin.io? ^

GAZDECKI:

From a blockchain project perspective, we're kind of doing everything in reverse. We haven't written a white paper and we have no plans to conduct an ICO. Not every blockchain starts as a utility token to function. A lot of projects these days create a utility token with the sole purpose of conducting an ICO, but what projects should be doing is thinking more about what utility their token provides. In our opinion, if you have to think about why you need a token, your project probably doesn't need one, which is why we've chosen to avoid the ICO route altogether.

In addition, there's a kind of a gold rush happening for ICO projects (initial coin offering — similar to an IPO). Unlike other teams, we don't have millions to burn. This makes us hungrier to find ways to improve organically, as opposed to some project that has raised tens of millions of dollars (sometimes hundreds of millions of dollars). We don't have the luxury of a 36-month burn rate, vacations included, so we aim to demonstrate value and innovation from the get go.

Altcoin.io Team
https://www.altcoin.io/

Want to stay up to date with Altcoin.io updates? Follow us on Twitter, like us on Facebook, preregister on our website, or join our Telegram channel.



Ask a Question ⚙

Type your question here...	**ASK QUESTION**

Jeanette Rodriguez   Oct 16 ∨
Hi Andrew When do you go live. I only could invest $100. what will my investment get me in your world of cybercurrency
ANSWER IGNORE

Donizete Jose Gradiano   Sep 5 ∨
Hello, my name is Donizete, from Brazil.
2 Questions
1- Banking Transactions Use Centralized HSM, we can improve Security using decentralized
2- Thinking about the Future in Brazil, a great Cosmetic Industry, are thinking of using their currency only or enter their Buyers and Consultants (only between buyers and sellers) Multilvel market more than 1 million sellers and 20 million buyers. We could authenticate the Peer to Peer transaction with your solution.
ANSWER IGNORE

Hadinata Tjaw `INVESTOR`   Aug 24 ∨
Hi, if i edit my investment to buy more equity, how does the process looks like? Can i use other payment method (credit card), instead of wired transfer which i use on the first investment?
ANSWER IGNORE

Hithm Ahmad   Aug 17 ∨
ive invested and don't see my name on the investment list. how often does t
ANSWER IGNORE

Patricia Erthal Romero   Aug 11 ∨
i saw John Lim asking the same , but didnt get answered. i invested when the valuation was at 10M i had a 20% discount , i paid for 8M valuation, now its valued at 7M so i basicaly start loosing money?
ANSWER IGNORE

Ziad Ghosn `INVESTOR`   Jul 18 ∨
i have reserved some domains that might be of interest.
please let me know if any of the following would help:
altcoingo.net
altcoingo.io

altcoinsgo.com
goaltcoins.io
goaltcoins.net
ANSWER IGNORE

Bruce James Jul 17
https://www.rmpindia.com/
ANSWER IGNORE

Bruce James Jul 17
best website designing company in delhi
ANSWER IGNORE

John Lim Jul 9
As you mentioned "There's so much innovation happening so quickly in the blockchain space we sometimes wonder if what we're building today will be relevant a year from now. " therefore time to market is a crucial factor to your success. How do you aim to be fast given that you've only got 3 developers currently.
ANSWER IGNORE

Chandra Nepali Feb 27
Any plan to issue shareholder certificate? Thanks.
ANSWER IGNORE



Andrew Gazdecki CEO and Co-Founder FOUNDER Apr 6
Hey Chandra,

The SAFE agreement you invested in will convert to shares upon a future priced round. You can find your SAFE agreement by visiting: *https://wefunder.com/portfolio*

Cheers.

John Lim Aug 11
I was an early investor which gave me a 20% discounted valuation of $8m. Now that you've lowered the valuation to $7m, do early backers still get a 20% discount off this valuation?
ANSWER IGNORE



Andrew Gazdecki CEO and Co-Founder FOUNDER Aug 11
Great question. We are offering the new lowered company valuation to all investors. If you're interested in owning a larger equity stake in Altcoin.io, you are free to increase your investment at the new $7m valuation.

Brad Cook INVESTOR Apr 7
I invested last year. When will you be issuing stock certificates? Thanks.
ANSWER IGNORE



Andrew Gazdecki CEO and Co-Founder FOUNDER Apr 8
Hey Brad,

The SAFE agreement you invested in will convert to shares upon a future priced round. You can find your SAFE agreement by visiting: *https://wefunder.com/portfolio*

Cheers.

Alan Jacobson Aug 13
Hi Andrew, to be honest I actually like that you are willing to push back in an honest and genuine way. It shows that you probably do not waffle, unnecessarily detour, or just say what investors want to hear. Those are impressive traits in a business leader. Paradoxically this Q&A exchange may more than make up for my disappointment. That said, I'd still be interested in a concise response to how you thought through the decision to eliminate the early bird bonus even after the raise had progressed beyond that.
ANSWER IGNORE



Andrew Gazdecki CEO and Co-Founder FOUNDER Aug 13
Hey Alan,

Appreciate the kind words.

It was pretty simple actually -- the decision gave more value to investors. Period.

With shares being diluted slightly by opening a new employee stock option

pool we thought we'd counteract this dilution by lowering our valuation to add additional value to all investors.

Every action that I make as the founder of Altcoin.io will always be in the best interest of investors and this one was a really easy call since it made the news a win-win for everyone. If you have any other questions please don't hesitate to ask.

Cheers Alan!

Arup Bhanja   Jul 13 ⌄

How is this different from say EtherDelta / IDEX ? They are struggling even with their own coins. How will your be different?

ANSWER   IGNORE



Andrew Gazdecki CEO and Co-Founder `FOUNDER`   Jul 13 ⌄

For a decentralized exchange (DEX) to succeed, you need three things:

1) Traders. Lots of them.
2) The ability to scale.
3) A user experience that sets you apart.

A robust liquidity strategy is at the top of this list for a reason.

Right now, if you want the best rates, you're better risking your funds on a centralized exchange than securing them in a DEX. One of the chief problems with low liquidity is price slippage. This is when there's a delay between ordering a trade and having it executed. Given how volatile the crypto market is, that delay—which could be as little as a few seconds—could be enough for the price to go up or down.

Our SDK includes tools to build your own Plasma-like sidechain architecture. This ensures transactions are fully verifiable, customers stay in control of their tokens, and should a breach occur they can exit without losing funds. Transactions take place on a sidechain, so they're lightning-fast—comparable to the speed of centralized exchanges, but with none of the risk—and this further reduces the risk of price slippage.

The Altcoin SDK aims to overcome many of the toughest challenges when building a DEX, and our tools have been engineered by a team with years of experience and technical expertise. With liquidity built in, we foresee a growing number of trusted DEXs, dApps, and greater public support—key ingredients for a thriving yet secure cryptocurrency market.

Henry Valdes   Jul 12 ⌄

What valuation are you expecting, and is there a sliding scale discount based on how much I invest. Such as

$100 gets a 10% Discount on the Stock Price,
$250 gets 15%,
$500 gets 20%
$1,000 gets 25%
$10,000 gets 50%
$20,000...$30,000, $40,000. etc., etc.

I would invest $20k to $30k right now if I get a better discount.

ANSWER   IGNORE



Andrew Gazdecki CEO and Co-Founder `FOUNDER`   Jul 12 ⌄

Hey Henry, if you invest today we are offering a discount of 20% on our current valuation. If you compare this valuation to other decentralized exchange projects (many of which are using slower and less secure trading models) we feel this is more than fair. We hope to have you as an investor us!

Brent Harman   Apr 11 ⌄

Hi guys - firstly, keep hanging in there. It's tough enough building a startup so I can only imagine how hard it is when you throw in regulatory uncertainty.

I think it would help investors if we had some insight into Altcoins high level financials i.e. current revenue (if any), projected revenue, cash on hand, asset values, operating costs, a holistic monthly "burn rate" and estimted length of runway based on projected revenue, cash, assets and burn rate.

Thanks heaps and please reach out to tyour investors if you need any opinions, etc. We believe in you and want you to suceed.

ANSWER   IGNORE



Andrew Gazdecki CEO and Co-Founder `FOUNDER`   Apr 11 ⌄

Hey Brent,

Appreciate you reaching out here.

We're working on a Q1 update now that will be viewable to investors only.
This update will include key hires, product update, new partnership
progress, current go to market strategy and other key metrics.

If you ever have any questions in the meantime please don't hesitate to
reach out to me directly (*andrew@altcoin.io*).

Cheers Brent!

Kevin Tom   Apr 10 ⌄

Hi, are we expected to receive any year-end tax forms for 2018? Also, what type of
entity is this company? LLC, Corp, etc.

ANSWER   IGNORE



Andrew Gazdecki CEO and Co-Founder `FOUNDER`   Apr 11 ⌄

Hey Kevin,

I would recommend reaching out to Wefunder support or your tax
consultant here. I'm not a CPA but there wasn't a tax event in 2018
regarding your investment so to the best of my knowledge there are no
year-end forms needed. Sorry I can't be more help here.

In regards to your other question, we are a registered c-corp in Deleware.
This information can be found within your Wefunder portal as well.

Cheers.

Rohit Batish `INVESTOR`   Apr 10 ⌄

Hello, is there a timeline? The launch hasn't happened in Q1, and I would like to know
what is the deadline for the launch? The blog doesn't have any timeline.

ANSWER   IGNORE



Andrew Gazdecki CEO and Co-Founder `FOUNDER`   Apr 11 ⌄

Hey Rohit,

Due to regulatory changes and uncertainty in the US where we are located,
we do not have any immediate plans to launch our own trading exchange.

You can read more about our go to market strategy here:
*https://blog.altcoin.io/why-you-should-offer-cryptocurrency-trading-to-your-
customers-e5c11d76884*

If you have any other questions please don't hesitate to reach out to me
directly (*andrew@altcoin.io*).

Cheers.

William Holman   Mar 21 ⌄

How is the white labeling going's? Have you heard of Totle - crowdfunding on
Republic? Interesting concept and seems good for all decentralized exchanges?
Altcoin on there through any white label deals? Thanks.

ANSWER   IGNORE



Andrew Gazdecki CEO and Co-Founder `FOUNDER`   Mar 21 ⌄

Hey William, yes I've heard of Totle. We've had a discussion with their team
in the past and will likely reach out in the future.

As for white label partners, we're seeing strong interest from a few and are
working on securing our first partnerships now.

One main feature request from potential partners has been an admin
dashboard so we've been working hard on that.

You can also read our latest blog post about why you should offer
cryptocurrency trading to your customers: *https://blog.altcoin.io/why-yo...*

Andre Giger `INVESTOR`   Jan 8 ⌄

Andre Giger

Dear Andrew

For my taxes I would need an amount what my investment was worth at the end of december 31th. Can you give me an estimated percentage on the raised funds via wefunder?

THX a lot already in advance!

All the best, Andy

ANSWER   IGNORE

 **Andrew Gazdecki** CEO and Co-Founder `FOUNDER`   Apr 11 ⌄

Hey Andre,

I would recommend reaching out to Wefunder support or your tax consultant here. I'm not a CPA but there wasn't a tax event in 2018 regarding your investment so to the best of my knowledge there are no year-end forms needed. Sorry I can't be more help here.

Cheers.

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